VALMIE RESOURCES, INC.

9190 Double diamond Parkway,

Reno, Nevada, 89521

September 7, 2012

VIA EDGAR

John Reynolds

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Dear Mr. Reynolds:

Re:      Valmie Resources, Inc.

Registration Statement on Form S-1

            Amendment No 3.  Filed August 14, 2012
            File No. 333-180424

Please accept this letter as Valmie Resources, Inc. official response to your comment letter dated August 10, 2012.

Cover Page

1.      It appears you have deleted the entire paragraph following the heading Securities Being Offered in response to prior comment 1.  Please revise to include the deleted paragraph and clearly state that the selling shareholders will sell their shares at a fixed price of $0.10 per share until the shares are quoted on the Over-The-Counter Bulletin Board or other listed exchange.

ANSWER:  We have made the requested revisions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

2.      We note your statement that “our existing funds will cover our general and administrative expenses until August 31, 2012”.  Please revise to update your disclosure as applicable.

ANSWER:  We have revised our disclosure to state that our existing funds will cover our general and administrative expenses until approximately October 31, 2012.

Please contact me if you have any further questions.

Sincerely,

Valmie Resources, Inc.

Per:  /s/ Mauro Baessato

Mauro Baessato

President & C.E.O.